EXHIBIT 4(b) 3

AGREEMENT

This agreement (the "Agreement") is made as of the 1st day of May, 2004 ("Effective Date") by and between PR Newswire Association LLC, a Delaware limited liability company, with principal offices at 810 Seventh Ave., 35th Floor, New York, NY 10019, USA ("PRN"), and NAI Interactive Limited, a British Columbian corporation, with principal offices at 1199 West Pender Street, Suite 510, Vancouver BC, V6E 2R1, Canada ("Company").

WHEREAS, PRN operates a specialized news and information service, processing and transmitting news releases and other information (the "PRN Daily News File") over electronic communications systems to news media and others throughout the United States and overseas, and

WHEREAS, Company maintains a World Wide Web Site and provides information services via the URL http://www.chineseworldnet.com (the "Site") as further described in Exhibit A, and

WHEREAS, Company desires access to certain portions of the PRN Daily News File, namely, the Chinese-language Feed, Traditional version, including news releases and news briefs (the "PRN Content"), to distribute in full text to its users (the "Users");

NOW, THEREFORE, in consideration of premises and conditions herein, the sufficiency and adequacy of which are hereby acknowledged, the parties agree as follows:

1.           Grant of License. Subject to the terms and conditions of this Agreement, PRN hereby grants to Company a non-exclusive, non-transferable, royalty-free license to use the PRN Content, including all information contained therein, during the Term, as follows:

A.

Company may store and make available to Users worldwide the full text of all, or any, news releases contained in the PRN Content received from PRN. Company may elect to omit any news releases considered inappropriate for its Site. News releases may be stored and made available to Users for up to three hundred and sixty five (365) days from the date of receipt from PRN.

B.	Company will not permit Users to redistribute all or any portion of the PRN Content without the prior written approval of PRN.

C.	All presentations of the PRN Content in connection with existing or new services provided by Company which are not described in Exhibit A must be approved in writing in advance by PRN.

2.         Trademark Grant of License. PRN hereby grants a royalty-free, non-exclusive, world-wide license to Company for the use of PRN's trademark and logo, in the form attached hereto as Exhibit B (the "PRN Logo"), solely as authorized under this Agreement.

A.	Terms of Use.

	1.	Company shall place the PRN Logo and hyperlink to http://www.prnewswire.com/ on the Site in a prominent location acceptable to PRN.

	2.	All uses of the PRN Logo as authorized herein shall be submitted to PRN for PRN's prior written approval and may not be used by Company without said approval or after such approval has been withdrawn.

B.

Tarnishment of Image. In no event shall the PRN Logo and/or references to PRN or PRN's services be displayed in any manner or in conjunction with any other material that, in PRN's sole discretion, tarnishes, disparages or is otherwise objectionable to PRN or harms the high quality image of PRN and its services. In the event that PRN notifies Company of an objection under this clause, Company, immediately after receipt of such notification in writing, shall, as directed by PRN, cause such objectionable manner of display to cease or cause such objectionable material to be removed from any locations on which it appears.

3.         Communications.

A.	PRN will provide the PRN Content via FTP or by other means as mutually determined by PRN and Company.

B.	Company will be solely responsible for any computer programming or other preparation necessary to accept the Feed onto the Site and to otherwise sort, select and prepare the contents thereof in suitable form for online retrieval by Users.

4.         Terms of Use.

A.	No textual changes will be made by Company to the PRN Content contained in the Site.

B.	Company will identify each news release from PRN displayed on or stored in its Site as having originated with PRN with an identification tag of "PR Newswire".

C.

All materials provided by PRN and used by Company shall bear a notice of PRN ownership of such information and reservation-of-rights notice, which shall include a prohibition against republication or redistribution.

D.	PRN reserves the right to withhold from the Site any news release if PRN determines in its reasonable discretion to do so, including if PRN is requested to do so by the issuer of a news release.

E.

Upon notice by PRN of a required correction to or withdrawal of a news release, Company will use its best efforts to make the correction before the news release is stored or posted on its Site. If the correction is made after the news release has been posted, the correction must reside and be retrievable with the original version of the release. All withdrawals and corrections will be made promptly upon notification by PRN of such required withdrawal or correction.

F.

Company will provide PRN, free of charge, with all necessary login names and passwords for use by PRN to access the Site for promotional demonstration purposes and for verification of the PRN Content as processed by Company. PRN agrees that it will not redistribute or use the Company login names or passwords for any other purpose than stated in this clause.

G.

Either party may include routine reference to the other in its promotional and other literature provided, however, that substantive claims related to performance and other substantive comments require prior written approval of the other party.

5.         Company Services. Company shall provide the following services to PRN:

A.

Company shall host and maintain a web page on the Site, on which the headlines of all items of PRN Content shall be listed in reverse chronological sequence ("Index Page"). Company shall use best efforts to update and maintain news releases on the Index Page as current as technically possible, collecting the latest headlines from PRN's servers and publishing them on the Index Page in intervals not less than every fifteen (15) minutes. Each headline shall be maintained on the Index Page or on the continuation pages of the Index Page for not less than seven (7) days from date of distribution by PRN, whether all headlines are placed on one page, or on several pages (the Index Page and continuations of the Index Page). Underneath the last headline on each page, a "more" or message with similar meaning, shall indicate the continuation of the headlines on the next continuation page.

B.

Company shall include on the Site a section which enables Users to enter the ticker symbol of any US publicly traded firm into a prominent box which then links to a web page or series of web pages ("Stock Quote Pages") upon which are displayed the stock price as well as other stock-related information of the company associated with the entered ticker symbol. Company shall include within the Stock Quote Pages the headlines of all news releases less than ninety (90) days old and which contain the same ticker symbol within its metadata. Such headlines shall be listed in a section titled "News" or "News Releases" or

B.

a materially similar designation, and may be commingled with headlines of news stories from other sources, all of which have been identified as containing material news pertinent to the company associated with the ticker symbol.

C.	Company shall place a link to the Index Page in a prominent position on the home page, and such link shall indicate "News from PR Newswire" or materially similar meaning in the Chinese language.

D.

Company may selectively include, at Company's discretion, the headlines of news releases from PRN Content among the headlines of business and financial news stories displayed on the home page of Site, whether in fixed or scrolling format, co-mingled with the news stories prepared by Company's own editors, or supplied by other news providers.

E.	With respect to displaying any headline of any item of PRN Content on the Site, clicking on a headline shall link to the web page containing the full text of the news release or items of PRN Content.

5.     Limitation of Liability. Because of the volume of copy submitted to PRN, PRN is not responsible for verifying any facts contained therein. PRN clients are responsible for the content and accuracy of copy submitted by them. PRN makes no representation or warranty with respect to, and shall not be responsible or liable for, the content of the PRN Daily News File, including the PRN Content, or the fact or timing of its transmission. PRN shall not be liable for any loss or damage, direct or indirect, resulting from erroneous statements or errors of fact or omissions or errors in the transmission of the PRN Daily News File, including the PRN Content. PRN IS NOT WARRANTING OR INSURING THAT THE PRN DAILY NEWS FILE, INCLUDING THE PRN CONTENT, WILL BE FREE FROM ERRORS, OMISSIONS, INTERRUPTIONS, DELAYS, LOSSES OR DEFECTS, WHETHER HUMAN OR MECHANICAL. PRN MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO THE PRN DAILY NEWS FILE, INCLUDING THE PRN CONTENT, INCLUDING BUT NOT LIMITED TO ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT WILL PRN BE LIABLE FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR INCIDENTAL DAMAGES.

6.         Assignment. Neither party may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party, except PRN may assign its rights and delegate its obligations hereunder to any parent, subsidiary or affiliated entity or to any party succeeding to substantially all of its business interests.

7.         Term.

A.

The term of this Agreement shall be for a period of two (2) years commencing as of the Effective Date. The Agreement will be extended automatically for one (1) year periods thereafter except that, after the initial period, either party may give ninety (90) days written notice of termination before the end of the Term. However, PRN shall have the right to terminate this Agreement with immediate effect if Company fails to make the PRN Content available to its users within three (3) months of the Effective Date of this Agreement. Company will notify PRN of the expected date of online availability of the PRN Content prior to such date. For the purposes hereof, "Term" shall include the initial period and any extensions or renewals thereof.

B.

Notwithstanding the foregoing, PRN shall have the right to terminate this Agreement at any time upon thirty (30) days prior written notice to Company (i) upon any default by Company or other material breach of this Agreement by Company, or (ii) if the ability of PRN to provide the PRN Content is substantially impeded by the request, or actions, of any federal or state regulatory agency, any national securities exchange, or by any professional regulatory organizations such as the National Association of Securities Dealers.

C.

The licenses granted pursuant to Sections 1 and 2 shall automatically terminate upon termination or expiration of this Agreement, and Company shall immediately cease all use of all information provided hereunder, including, without limitation, the PRN Logo, and shall immediately remove said information from its web site, provided that in the event of expiration of this Agreement or termination other than in accordance with 7.B above, such cessation shall be subject to Company's right to archive news releases under Section 1.A.

8.        Force Majeure. Neither party shall be liable for any failure to perform any obligation hereunder, or from any delay in the performance thereof, due to causes beyond its control, including industrial disputes of whatever nature, acts of God, public enemies or of government, failure of telecommunications, system malfunctions, fire or other casualty.

9.        Notices. All notices required by this Agreement shall be sent in writing (by certified or registered mail, Federal Express or other overnight carriers, telex or telegram) to PRN and the Company at the following addresses:

If to PRN:

PR Newswire Association LLC,

810 Seventh Avenue, 35th Floor

New York, NY 10019

Attention: Joshua B. Cohen, Director, Content Licensing & Distribution

With a copy to:

Sherri F. Dratfield, General Counsel

If to Company:

NAI Interactive Limited,

1199 West Pender Street, Suite 510,

Vancouver BC, V6E 2R1, Canada

Attention: Karen Kwok, VP Business Development

10.        Governing Law. This Agreement shall be construed and enforced in accordance with, and the validity and performance hereof, shall be governed by the law of the State of New York without regard to conflicts of laws provisions. Any judicial action or proceeding shall be brought solely in New York County in the state or federal courts therein and the parties hereby consent to personal jurisdiction therein.

11.        Interpretation. This Agreement has been executed in English, and the English language version shall control notwithstanding any translations of this Agreement. All proceedings related to this Agreement shall be conducted in the English language.

12.        Severability. If any part of this Agreement shall be held unenforceable, the remainder of this Agreement will nevertheless remain in full force and effect.

13.        Entire Agreement. This Agreement is a complete expression of the intent of the parties and may not be modified in any way except in writing of later date signed by the parties. This Agreement may be signed in counterparts.

14.        Language. This Agreement is in English.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

	NAI Interactive Limited		PR Newswire Association LLC
By:	/s/ Gilbert Chan	By:	/s/ Ken Dowell
Name:	Gilbert Chan	Name:	Ken Dowell
Title: Vice President, Marketing & Project Development		Title: Managing Director - Targeting Services
Date:	May 17, 2004	Date:	May 20, 2004

EXHIBIT A

This section describes how the Feed will be presented and distributed. The following questions should be used as a guide to explain the service.

How is the news delivered? (i.e.: via Email, Web, Dial-up service, etc.)

FTP

What does the product look like? Screen shot or URL?

http://www.chineseworldnet.com

Is there a limit to the number of PRN releases that may be retrieved by Users?

no

How much does a subscription cost? Or is the service priced per release? Free?

free

What are the terms of the User Agreement?

-

What is the target audience? Is this a service for general consumers, individual investors, or corporations?

Chinese investors in North America

EXHIBIT B

PR NEWSWIRE